Exhibit 97.1

SUBJECT	Effective: October 2, 2023

Executive and Key Manager Compensation Recovery Policy

POLICY

Consistent with the core values of H.B. Fuller Company ("Company"), the Compensation Committee of the Board of Directors (the “Compensation Committee”) has determined that it is appropriate to recover incentive-based compensation to the extent that it was received based on erroneous financial information reported under securities laws, regardless of misconduct, or to the extent that it was received under certain other circumstances involving misconduct.

Pursuant to this Policy, the Compensation Committee will recoup erroneously awarded incentive-based compensation from any current or former executive officer or key manager if the Company is required to prepare an accounting restatement of Company financial statements filed with the Securities and Exchange Commission (“SEC”) due to the material noncompliance of the Company with any financial reporting requirements under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “restatement”), and a lower payment would have been made to the executive officer or key manager based upon the restated financial results.

In any such case, the Compensation Committee will require the executive officer or key manager to reasonably promptly reimburse the Company for all incentive-based compensation received during the three completed fiscal years immediately preceding the date that the Company is required to prepare the restatement (and during any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, unless the transition period is deemed a completed fiscal year) (the “recovery period”), to the extent that incentive-based compensation exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. The determination of the time when the Company is “required” to prepare a restatement shall be made in accordance with applicable SEC and New York Stock Exchange (“NYSE”) rules and regulations.

For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a restatement, the Compensation Committee will calculate the amount to be reimbursed based on a reasonable estimate of the effect of the restatement on the stock price or shareholder return upon which the incentive-based compensation was received. The Compensation Committee will maintain documentation of that reasonable estimate and provide such documentation to the NYSE.

Incentive-based compensation otherwise subject to reimbursement under this Policy as a result of a restatement will not be subject to reimbursement if the Compensation Committee determines that recovery would be impracticable for one or more of the following reasons:

(i)

after the Company makes a reasonable attempt to recover the amount of incentive-based compensation subject to reimbursement, the Compensation Committee (a) concludes that the direct expense paid to a third party to assist in recovering the amount subject to reimbursement would exceed the amount to be reimbursed, (b) documents the reasonable attempt(s) to recover, and (c) provides that documentation to the NYSE;

(ii)

the Company obtains an opinion of home country counsel acceptable to the NYSE that recovery would violate home country law that was adopted prior to November 28, 2022 and provides that opinion to the NYSE; or

(iii)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

In other circumstances not involving a restatement, the Compensation Committee may also recoup incentive-based compensation from any current or former executive officer or key manager if the Compensation Committee determines that the executive officer or key manager engaged in intentional misconduct in performing his or her duties as an executive officer or key manager of the Company. In any such case, to the fullest extent permitted by law, the Compensation Committee may require the executive officer or key manager to reimburse the Company for all or a portion of any incentive-based compensation received during any fiscal year in which the executive officer’s or key manager’s intentional misconduct occurred. This fiscal year will be considered a “recovery period.”

The Compensation Committee may exercise discretion in determining the means of promptly recovering excess incentive-based compensation. For example, the Compensation Committee may seek direct repayment from the executive officer or key manager of any amounts to be recovered pursuant to this Policy. In addition, to the extent permitted by applicable law, amounts to be repaid under this Policy may be recovered by other methods, including but not limited to, offsetting amounts against prior or future incentive-based compensation awards (whether or not deferred), withholding outstanding equity awards, withholding future equity awards, collecting after-tax proceeds from the sale of underlying shares and collecting after-tax proceeds of deferred compensation payouts under the Key Employee Deferred Compensation Plan.

Any determination made by the Compensation Committee under this Policy shall be final, binding and conclusive on all parties.

This Policy does not preclude the Company from taking any other action to enforce an executive officer’s or key manager’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

Additionally, it is the intent of this Policy to comply and be interpreted in accordance with the compensation recovery requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related SEC and NYSE rules and regulations. This Policy may be modified to the degree that it does not comply with the rules and regulations promulgated by the SEC and the NYSE, as amended from time to time.

SCOPE

All current and former executive officers and key managers of the Company are subject to this Policy. However, the Compensation Committee has the discretion to waive all or any part of this Policy with respect to any current or former key manager for any particular restatement. Incentive-based compensation, which may include awards granted in connection with an executive officer’s or key manager’s hiring, appointment or promotion, is subject to this Policy as long as the person served as an executive officer or key manager at any point during the performance period applicable to the incentive-based compensation. Incentive-based compensation received while a person is not an executive officer or key manager is not subject to this Policy.

This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

EFFECTIVE DATE

The effective date of this Policy is October 2, 2023. This Policy applies to incentive-based compensation received by executive officers and key managers on or after the effective date that results from attainment of a financial reporting measure based on or derived from financial information for any fiscal period ending on or after the effective date. Incentive-based compensation received by executive officers and key managers prior to the effective date remains subject to the Company’s prior Executive and Key Manager Compensation Clawback Policy approved by the Compensation Committee on November 28, 2012.

DEFINITIONS

“Executive officer” shall mean executive officers designated by the Board of Directors as officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, including anyone who served in such capacity at any time during a recovery period.

“Key manager” shall mean an employee of the Company who is at grade level 32 or above, including anyone who served in such capacity at any time during a recovery period.

“Financial reporting measures” shall mean measures that are determined and presented in accordance with the accounting principles (including GAAP and non-GAAP financial measures) used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures.

“Incentive-based compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including bonuses or awards under the Company’s short and long-term incentive plans, grants and awards under the Company’s equity incentive plans, and contributions under the Company’s deferred compensation plans. Incentive-based compensation does not include awards that are granted, earned and vested without regard to attainment of financial reporting measures, such as time-vesting awards, discretionary awards and awards based on subjective standards, strategic measures or operational measures.

Incentive-based compensation is deemed to be “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

INDEMNITY

Subject to applicable law, the Company will not indemnify any executive officer or key manager against the loss of any erroneously awarded incentive-based compensation, nor will the Company advance any costs to any executive officer or key manager in connection with any action to obtain incentive-based compensation that was recovered pursuant to this Policy.